EXHIBIT 12

COCA-COLA ENTERPRISES INC.

EARNINGS TO COMBINED FIXED CHARGES

(In millions, except ratios)

	Year-ended December 31,
	2008		2007	2006		2005	2004
Computation of Earnings:
(Loss) income from continuing operations before income taxes	$(6,901)		$841	$(2,118)		$790	$818
Add:
Interest Expense	575		609	616		622	607
Amortization of capitalized interest	3		3	2		2	3
Amortization of debt premium/discount and expenses	20		37	20		16	14
Interest portion of rent expense	79		71	63		55	57

Earnings as Adjusted	$(6,224)		$1,561	$(1,417)		$1,485	$1,499

Computation of Fixed Charges:
Interest expense	$575		$609	$616		$622	$607
Capitalized interest	2		3	3		4	3
Amortization of debt premium/discount and expenses	20		37	20		16	14
Interest portion of rent expense	79		71	63		55	57

Fixed charges	$676		$720	$702		$697	$681

Ratio of Earnings to Fixed Charges (A)	n/a	(B)	2.17	n/a	(C)	2.13	2.20

(A)	Ratios were calculated prior to rounding to millions.
(B)	Fixed charges exceeded our adjusted earnings by $6.9 billion for the year ended December 31, 2008.
(C)	Fixed charges exceeded our adjusted earnings by $2.1 billion for the year ended December 31, 2006.